Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

February 13, 2020

Edward M. Kelly, Senior Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:         Odyssey Semiconductor Technologies, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed January 31, 2020

File No. 333-234741

Dear Mr. Kelly:

This letter is provided in response to your letter dated February 12, 2020 (the “Comment Letter”) regarding the above-referenced submission of Odyssey Semiconductor Technologies, Inc. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the response below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make revisions pursuant to the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1

Selling Stockholders, page 48

1.	We are unable to determine how you calculated the number of shares being registered for resale by stockholders who received their securities at the company's formation in paragraph (d) on page 3 of your response letter. Please provide additional support for your calculation.

Response: We identify the following selling stockholders as persons who received securities at the Company's formation. The table below includes a breakdown of the shares (which they received at the formation) being registered in the Registration Statement:

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NAME OF SELLING STOCKHOLDER	TOTAL SHARES RECEIVED AT FORMATION	TOTAL SHARES (1) REGISTERED IN REGISTRATION STATEMENT
Mark Tompkins	2,675,000	500,000
Ian Jacobs	225,000	112,500
The Mark A. Emalfarb Trust dated October 1, 1987	50,000	25,000
Montrose Capital Partners Limited	75,000	75,000
Scott Wilfong	93,333	46,666
The Del Mar Consulting Group, Inc. Retirement Plan Trust	140,000	70,000
Barbara Glenns	20,000	10,000
Michael Silverman	133,000	66,500
Paul Tompkins	50,000	25,000
Stephen Renaud	72,000	36,000
MSK Venture Partners, LLC	33,334	16,667
Total:	3,566,667	983,333

(1) For the purpose of this response, this column only includes shares which these holders received in the formation of the Company. For example, it does not include shares which received by some of them in a private placement of the Company or shares of common stock underlying warrants.

The Company has a total of 11,159,661 shares of common stock issued and outstanding. Therefore, paragraph (d) on page 3 of our response letter dated January 31, 2020 stated: “These selling stockholders are seeking to register for resale up to an aggregate of 983,333 shares, which constitute approximately 8.81% of the Company’s issued and outstanding shares.”

2.	Disclosure in the table that Mr. Tompkins is the beneficial owner of 707,333 shares of the company's common stock is inconsistent with your representation in paragraph (c) on page 2 of your response letter and the disclosure in the principal stockholder table on page 46. Please reconcile the disclosures on pages 46 and 49. In general, it appears that you may have revised the column under the heading "Shares Beneficially Owned as of the date of this Prospectus" to reflect the shares offered by the prospectus rather than the total number of shares beneficially owned. In addition, it appears that the column under the heading "Shares Beneficially Owned After the Offering" may need to be revised. Finally, it is unclear to us why you have revised footnotes (4), (8), and (9) to change the number of shares that each individual received at the formation of the company. Please advise or revise.

Response: Pursuant to your comment, we have revised the disclosures in the table of Selling Stockholders and related footnotes.

Thank you for your attention to this matter.

Sincerely,

Odyssey Semiconductor Technologies, Inc.

By: /s/ Richard J. Brown

Name: Richard J. Brown

Title: Chairman and Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901

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